SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G

                                 (Rule 13d-102)



                                (Amendment No. )*


                              PACIFIC COPPER CORP.
                              --------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                      None
                                      ----
                                 (CUSIP Number)


                                   May 8, 2007
                                   -----------
             (Date of Event Which Requires Filing of this Statement)


                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                 -

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)
                                 -

                                   ----------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 pages

CUSIP No.
--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                          Pinetree Resource Partnership

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

                                     Canada

--------------------------------------------------------------------------------
                        |5.   Sole Voting Power
                        |
                        |                       0
                        |
                        |-------------------------------------------------------
     Number of          |6.   Shared Voting Power
      Shares            |
    Beneficially        |                  3,750,000
      Owned by          |
        Each            |-------------------------------------------------------
     Reporting          |7.   Sole Dispositive Power
    Person with         |
                        |                       0
                        |
                        |-------------------------------------------------------
                        |8.   Shared Dispositive Power
                        |
                        |                  3,750,000
                        |
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                    3,750,000
--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                                      12.3%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                                       PN

--------------------------------------------------------------------------------



                                Page 2 of 8 pages

CUSIP No.
--------------------------------------------------------------------------------
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

                              Pinetree Capital Ltd.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)
     (b)

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

                                     Canada

--------------------------------------------------------------------------------
                        |5.   Sole Voting Power
                        |
                        |                       0
                        |
                        |-------------------------------------------------------
     Number of          |6.   Shared Voting Power
      Shares            |
    Beneficially        |                  3,750,000
      Owned by          |
        Each            |-------------------------------------------------------
     Reporting          |7.   Sole Dispositive Power
    Person with         |
                        |                       0
                        |
                        |-------------------------------------------------------
                        |8.   Shared Dispositive Power
                        |
                        |                  3,750,000
                        |
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by each Reporting Person

                                    3,750,000
--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

                                      12.3%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

                                       CO

--------------------------------------------------------------------------------



                                Page 3 of 8 pages

Item 1(a). Name of Issuer:

                              Pacific Copper Corp.

--------------------------------------------------------------------------------
Item 1(b). Address of Issuer's Principal Executive Offices:


                              1226 White Oaks Blvd.
                                    Suite 10A
                        Oakville, Ontario L6H 2B9 Canada
--------------------------------------------------------------------------------
Item 2(a). Name of Person(s) Filing:

                          Pinetree Resource Partnership
                              Pinetree Capital Ltd.

--------------------------------------------------------------------------------
Item 2(b). Address of Principal Business Office, or if None, Residence:

The address of the principal business office of Pinetree Resource Partnership is 130 King St. West, Suite 2500, Toronto, Ontario Canada M5X 1A9.

The address of the principal business office of Pinetree Capital Ltd. is 130 King St. West, Suite 2500, Toronto, Ontario Canada M5X 1A9.

--------------------------------------------------------------------------------
Item 2(c). Citizenship:

Pinetree Resource Partnership is a partnership organized under the laws of Ontario, Canada.

Pinetree Capital Ltd. is a corporation organized under the laws of Ontario, Canada.

--------------------------------------------------------------------------------
Item 2(d). Title of Class of Securities:

                    Common Stock, par value $0.0001 per share

--------------------------------------------------------------------------------
Item 2(e). CUSIP Number:

                                    69412U100

--------------------------------------------------------------------------------
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

         (a)  [_] Broker or dealer registered under section 15 of the Act.

         (b)  [_] Bank as defined in section 3(a)(6) of the Act.

         (c)  [_] Insurance company as defined in section 3(a)(19) of the Act.

         (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940.

         (e)  [_] An investment adviser in accordance with Rule
              13d-1(b)(1)(ii)(E);



                                Page 4 of 8 pages

         (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

         (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          As of the date of this filing, Pinetree Resource Partnership beneficially owns an aggregate of 3,750,000 shares of Common Stock of the Issuer (the "Shares"), including 2,500,000 shares of Common Stock and 1,250,000 shares of Common Stock issuable upon the exercise of a warrant held by Pinetree Resource Partnership.

          Pinetree Capital Ltd. directly owns over 90% and beneficially owns 100% of Pinetree Resource Partnership and therefore has beneficial ownership of the Shares.

     (b)  Percent of class:

          Represents approximately 12.3% of the Issuer's Common Stock, based on 29,145,932 issued and outstanding shares of Common Stock of the Issuer.

     (c)  Number of shares as to which such person has:

          (i)     Sole power to vote or to direct the vote:
                  Pinetree Resource Partnership.:                      0 shares
                  Pinetree Capital Ltd.:                               0 shares

          (ii)    Shared power to vote or to direct the vote:
                  Pinetree Resource Partnership.:                      3,750,000 shares
                  Pinetree Capital Ltd.:                               3,750,000 shares

          (iii)   Sole power to dispose or to direct the disposition of:
                  Pinetree Resource Partnership.:                      0 shares
                  Pinetree Capital Ltd.:                               0 shares

          (iv)    Shared power to dispose or to direct the disposition of:
                  Pinetree Resource Partnership.:                      3,750,000 shares
                  Pinetree Capital Ltd.:                               3,750,000 shares

--------------------------------------------------------------------------------
Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].



                                Page 5 of 8 pages

--------------------------------------------------------------------------------
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                                 Not Applicable.
--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                                 Not Applicable
--------------------------------------------------------------------------------
Item 8.  Identification and Classification of Members of the Group.

                                 Not Applicable
--------------------------------------------------------------------------------
Item 9.  Notice of Dissolution of Group.

                                 Not Applicable

--------------------------------------------------------------------------------
Item 10. Certifications.

     (a)  Not applicable

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

         "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."



                                Page 6 of 8 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        August 9, 2007
                                        (Date)

                                        PINETREE RESOURCE PARTNERSHIP

                                        By: /s/  Larry Goldberg
                                            -------------------
                                            Name: Larry Goldberg
                                            Title:Authorized Signing Officer


                                        PINETREE CAPITAL LTD.

                                        By: /s/  Larry Goldberg
                                            -------------------
                                            Name: Larry Goldberg
                                            Title:Executive Vice President and
                                                  Chief Financial Officer

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).




                                Page 7 of 8 pages